Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and
Earnings to Fixed Charges and Preferred Stock Dividends (Dollars)

	2011	2010	2009	2008	2007
Earnings before fixed charges
Earnings before income taxes	10,044,018	6,407,654	(6,139,773)	10,152,321	(2,781,666)
Fixed charges	1,142,015	1,606,264	1,626,939	626,708	3,658,835
Capitalized interest	(278,308)	(127,790)	(332,646)	-	-
Total earnings	10,907,725	7,886,128	(4,845,480)	10,779,029	877,169

Fixed charges
Interest expensed and capitalized	1,095,295	1,560,597	1,565,411	574,665	582,903
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	-	-	2,803,691
Interest within rental expense	46,720	45,667	61,528	52,043	34,915
Total fixed charges	1,142,015	1,606,264	1,626,939	626,708	3,421,509

Preferred Stock Dividends	-	-	134,400	178,541	237,326

RATIO OF EARNINGS TO FIXED CHARGES	9.55	4.91	(2.98)	17.20	0.26
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS	9.55	4.91	(2.75)	13.39	0.24